UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                           BOSTON LIFE SCIENCES, INC.
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                                (Name of Issuer)


                                  COMMON STOCK
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                         (Title of Class of Securities)


                                    100843408
            -------------------------------------------------------
                                 (CUSIP Number)


                                December 31, 2003
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


                             Thomas O. Boucher, Jr.
                              Ingalls & Snyder, LLC
                                   61 Broadway
                            New York, New York 10006
                                  212-269-7800
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 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |X|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

            This Amendment No. 3 amends the statement on Schedule 13D, dated September 29, 2003, as amended, relating to Boston Life Sciences, Inc. (the "Company") as follows:

ITEM 4.  PURPOSE OF THE TRANSACTION

            The following is added after the last paragraph of Item 4:

            In response to the complaint (the "Poison Pill Complaint") filed by the Reporting Persons on November 13, 2003 with the Court of Chancery of the State of Delaware (the "Court"), the Company requested that the Reporting Persons enter into settlement discussions. On December 8, 2003, the Reporting Persons provided a proposed form of Settlement Agreement to the Company. The proposed form of Settlement Agreement contemplated, among other things, amendments to the Company's "poison pill" rights agreement clarifying that Mr. Boucher would be an "Exempt Person" and confirming that a person would not be deemed to beneficially own securities held by another person by virtue of the fact that such persons have an agreement, arrangement or understanding to solicit proxies to elect or remove directors or to nominate an individual for election to the Board. In addition, the proposed Settlement Agreement set forth a schedule for holding the Company's next annual meeting of stockholders and prohibited the Company from issuing voting securities prior to such annual meeting.

            On December 9, 2003, the Company publicly announced that it had completed an $8 million private placement of its securities (the "Financing Transaction"), which substantially diluted the voting power of the Company's existing stockholders. Pursuant to the Financing Transaction, BLSI issued 800 shares of convertible preferred stock (the "Convertible Preferred Stock") and warrants to purchase 2,880,000 shares of common stock. Each share of Convertible Preferred Stock is convertible into 8,000 shares of common stock based on an initial conversion price of $1.25 per share. Accordingly, the undisclosed holders of the newly issued shares of Convertible Preferred Stock have the right to convert such shares into 6,400,000 shares of common stock, as well as a right to purchase an additional 2,880,000 shares of common stock pursuant to the warrants. In addition, each holder of Convertible Preferred Stock is entitled to the number of votes equal to the number of shares of common stock into which its shares of Convertible Preferred Stock could be converted on the record date for the taking of a vote, assuming a conversion price of $1.48 per share. Based on the 32,469,588 shares of Company common stock reported by the Company as outstanding as of November 10, 2003, the holders of the newly issued Convertible Preferred Stock have approximately 14.3% of the current voting power of the Company. Assuming that such Convertible Preferred Stock was converted and all of the related warrants were exercised, the investors in the Financing Transaction would own 9,280,000 shares of BLSI common stock, or 22.2% of the voting power of the Company.

            As a result of the Company's announcement of the Financing Transaction, the Reporting Persons rescinded the proposed Settlement Agreement and requested that the Court grant expedited relief with respect to the Poison Pill Complaint. On December 23, 2003, the Company provided to the Reporting Persons an amendment to the Company's "poison pill" rights agreement effectively adopting the changes requested in the Reporting Persons' draft Settlement Agreement. As a result, the Reporting Persons withdrew their request for expedited relief with respect to the Poison Pill Complaint.

            The Reporting Persons believe that the actions of the Company's Board of Directors in asserting that the Company's "poison pill" rights had been triggered by the Reporting Persons' proposed proxy solicitation and in authorizing the substantial dilution of existing stockholders caused by the Financing Transaction evidence blatant breaches of fiduciary duties by the Directors. As a result, on December 31, 2003, the Reporting Persons filed an additional complaint (the "Financing Transaction Complaint") in the Court, a copy of which is attached as Exhibit 5 hereto. The Financing Transaction Complaint asserts, among other things, that the Directors of the Company authorized the Financing Transaction as part of their improper efforts to frustrate the Reporting Persons' proposal to replace them through the vote of stockholders. In addition, the Financing Transaction Complaint asserts that the Directors failed to consider known financing alternatives that would have been more beneficial to the Company, including Mr. Gipson's interest in making a superior proposal. As a result, the Financing Transaction Complaint seeks monetary damages and equitable relief to remedy the Directors' breach of their fiduciary duties.

            The Company stated in its Quarterly Report on Form 10-Q filed with the SEC on November 14, 2003, that the Board of Directors had refused to call a special meeting of stockholders as requested by Messrs. Gipson and Boucher. The Reporting Persons had expected to resolve the timing of the next meeting of stockholders of the Company in connection with the settlement of the Poison Pill Complaint. However, as a result of the Financing Transaction, settlement negotiations were terminated. The Reporting Persons do not currently intend to seek a special meeting of stockholders of the Company. The Reporting Persons currently plan to propose an alternative slate of Directors at the Company's next annual meeting of stockholders and to solicit proxies of other stockholders in favor of such alternative slate.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

            The following paragraph is added after the last paragraph of Item 7:

            The Index to Exhibits of Amendment No. 3 to Schedule 13D is incorporated herein by reference.

                                   SIGNATURES

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Date:  January 6, 2004


INGALLS & SNYDER, LLC


By: /S/ THOMAS O. BOUCHER, JR.
    -------------------------------------
    Thomas O. Boucher, Jr.
    Managing Director


INGALLS & SNYDER VALUE PARTNERS, L.P.


By: /S/ THOMAS O. BOUCHER, JR.
    -------------------------------------
    Thomas O. Boucher, Jr.
    General Partner


/S/ THOMAS O. BOUCHER, JR.
-----------------------------------------
Thomas O. Boucher, Jr.


/S/ ROBERT L. GIPSON
-----------------------------------------
Robert L. Gipson

                                INDEX TO EXHIBITS

            The following is filed as an Exhibit hereto:

            5. Complaint, dated December 31, 2003, filed by the Reporting Persons in the Delaware Court of Chancery.